Exhibit 99.2

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Announces Transaction to Acquire Remaining Intellectual Property Rights to BLU-5937 from adMare BioInnovations

- BELLUS to own 100% of BLU-5937 and related P2X3 antagonists intellectual property with no future payments due -

- 4.77 million BELLUS Health common shares to be issued in consideration -

LAVAL, Quebec, March 23, 2020 – BELLUS Health Inc. (Nasdaq: BLU; TSX: BLU) (the “Company” or “BELLUS Health”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that it has entered into an asset purchase and sale agreement to acquire all of the remaining BLU-5937 and related P2X3 antagonists intellectual property assets (the “BLU-5937 Assets”) from adMare BioInnovations’ NEOMED Institute (“adMare”) (the “Transaction”).

As part of the Transaction, the parties have agreed to terminate, effective as of the Closing Date, the 2017 license agreement pursuant to which the Company has exclusive rights to develop and commercialize the BLU-5937 Assets (the “License Agreement”). Tiered royalty obligations of 3% to 5%, and a 10% revenue share of any M&A or partnership payments that would have been otherwise owed to adMare under and subject to the License Agreement are to be extinguished. Upon completion of the Transaction, BELLUS Health will own 100% of the BLU-5937 Assets, and will no longer have any obligations to adMare, or any third party, in respect thereof.

In consideration of the foregoing, the Company will issue to adMare and AstraZeneca AB (“AstraZeneca” and together with adMare, the “Holders”) an aggregate of 4,770,000 common shares from treasury (the “Common Shares”), representing 7.3% of the Company’s fully diluted equity. AstraZeneca assigned the BLU-5937 Assets to adMare in 2012.

“This agreement gives BELLUS complete ownership of the rights to BLU-5937 and related P2X3 antagonists, eliminating any future financial obligations for our compound and allowing our shareholders to realize its full value,” said Roberto Bellini, President and CEO of BELLUS Health.

The Transaction is expected to close on or about March 25, 2020 (the “Closing Date”), subject to satisfaction of customary closing conditions.

Bloom Burton Securities Inc. served as exclusive financial advisor to adMare in the Transaction.

In order to qualify and register the issuance of the Common Shares to the Holders, the Company has filed a prospectus supplement (the “Prospectus Supplement”) to its base shelf prospectus dated January 17, 2020 (the “Shelf Prospectus”) with the Autorité des marchés financiers, and pursuant to its registration statement on Form F-10 (File No. 333-235637), declared effective on January 21, 2020, with the U.S. Securities and Exchange Commission. The Prospectus Supplement contains detailed information about the Transaction and the Common Shares and is available, together with the Shelf Prospectus, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Company’s website at www.bellushealth.com. Copies of the Prospectus Supplement and the accompanying prospectus may be obtained from François Desjardins, Vice-President, Finance, 275 Armand-Frappier Boulevard, Laval, (Quebec) Canada H7V 4A7, or by calling 450-680-4525 or by emailing fdesjardins@bellushealth.com.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

Under certain “lock-up” arrangements entered into in connection with the Transaction, each Holder has agreed not to transfer or sell, directly or indirectly, any of the Common Shares, subject to certain exceptions, including each Holder’s right to sell or transfer: (i) up to 10% of the Common Shares on or after the Closing Date; (ii) up to an additional 20% of the Common Shares on or after the date that is 30 days following the Closing Date; (iii) up to an additional 20% of the Common Shares on or after the date that is 60 days following the Closing Date; and (iv) the remaining number of Common Shares on or after the earlier of the date of announcement of Phase 2 topline data for BLU-5937 and August 15, 2020.

Dr. Youssef Bennani, one of the Company’s directors, was recently appointed as a venture partner of adMare, and therefore recused himself from all discussions relating to the Transaction. The Board of Directors of the Company has approved the Transaction, Dr. Bennani having declared his interest and abstained from voting thereon.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About BELLUS Health

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements relate, but are not limited to, the anticipated timing for the closing of the Transaction, the parties’ ability to satisfy closing conditions of the Transaction and the anticipated benefits for BELLUS Health’s shareholders. Risk factors that may affect such forward-looking statements include but are not limited to: the ability to expand and develop its project pipeline, the ability to obtain adequate financing, the impact of general economic conditions, general conditions in the pharmaceutical industry, the impact of the COVID-19 pandemic on its operations, changes in the regulatory environment in the jurisdictions in which BELLUS Health does business, stock market volatility, fluctuations in costs, changes to the competitive environment due to consolidation, achievement of forecasted burn rate, potential payments/outcomes in relation to indemnity agreements and contingent value rights, achievement of forecasted preclinical study and clinical trial milestones, reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937 and that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. In addition, the length of BELLUS Health's product candidate's development process, its market size and commercial value are dependent upon a number of factors. Moreover, its growth and future prospects are mainly dependent on the successful development, patient tolerability, regulatory approval, commercialization and market acceptance of its product candidate BLU-5937 and other products. Consequently, actual future results and events may differ materially from the anticipated results and events expressed in the forward-looking statements. Forward-looking statements should not be regarded as a representation that any of the plans will be achieved. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws. Please see BELLUS Health's public filings with the Canadian securities regulatory authorities, including, but not limited to, its Annual Information Form, and the United States Securities and Exchange Commission for further risk factors that might affect BELLUS Health and its business.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

FOR MORE INFORMATION, PLEASE CONTACT:

François Desjardins

Vice President, Finance

450-680-4525

fdesjardins@bellushealth.com

Danny Matthews

Director, Investor Relations and Communications

917-828-0414

danny@bellushealth.com

SOURCE: BELLUS Health Inc.